Exhibit 99.2

IN THE HON’BLE HIGH COURT OF KARNATAKA AT BANGALORE

ORIGINAL JURISDICTION

IN THE MATTER OF COMPANIES ACT, 1956

AND

IN THE MATTER OF SECTIONS 391 TO 394 READ WITH SECTIONS 78, 100 TO

103 OF THE COMPANIES ACT, 1956

AND

IN THE MATTER OF WIPRO LIMITED

AND

IN THE MATTER OF SCHEME OF ARRANGEMENT BETWEEN WIPRO

LIMITED, AZIM PREMJI CUSTODIAL SERVICES PRIVATE LIMITED AND

WIPRO TRADEMARKS HOLDING LIMITED AND THEIR RESPECTIVE

SHAREHOLDERS AND CREDITORS

Company Petition No: 8 of 2013

Connected with

Company Application No. 1470 of 2012

WIPRO LIMITED, Registered Office : Doddakannelli, Sarjapur Road, Bangalore-560 035	… PETITIONER/ DEMERGED COMPANY

NOTICE

The Petition under Section 394 of the Companies Act, 1956 for sanctioning the Scheme of Arrangement between Wipro Limited (Petitioner/Demerged Company), Azim Premji Custodial Services Private Limited (Resulting Company) and Wipro Trademarks Holding Limited (Trademark Company), was presented by the Petitioner on 10th January, 2013 and the said petition is fixed for hearing before the Company Judge on 21st February, 2013.

Any person, who is desirous of supporting or opposing the said petition should send to the petitioner’s advocate, notice of his intention signed by him or his advocate, with his name and address, so as to reach the petitioner’s advocate, not later than 2 days before the date fixed for the hearing of the petition. Where he seeks to oppose the petition, the grounds of opposition or a copy of the affidavit, shall be furnished with such notice. A copy of the petition will be furnished by the undersigned to any person requiring the same, on payment of the prescribed charges for the same.

Dated this the 17th day of January 2013

(SAJI P.JOHN)
Advocate for Petitioner
SPJ Legal, Advocates
463,13th Cross, 10th Main,
Wilson Garden
Bangalore - 560 027